REXAM

04 APR 14 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

04024367

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

07 April 2004

BEST AVAILABLE COPY

PROCESSED
APR 21 2004
THOMSON FINANCIAL

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dlw 4/20

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

FILE NO 82-3

REXAM

PRESS RELEASE

04 APR 14 AM 7:21

Rexam reduces borrowing margins with new bank facility

Rexam PLC, the global consumer packaging company, is pleased to announce that it has signed a new committed £875 million five year revolving credit facility maturing in April 2009. It refinances the remaining €1.4 billion part of the facilities taken out in 2000 to finance the acquisition of American National Can, which have now been cancelled in full.

The facility was arranged by the following banks, with each providing a commitment of £60 million.

ABN AMRO Bank N.V.
Banc of America Securities Limited
BNP Paribas
Citigroup Global Market Limited
Credit Suisse First Boston
HSBC Bank plc
Lloyds TSB Capital Markets
WestLB AG, London Branch

The bookrunners were BNP-Paribas and HSBC Bank plc, with Lloyds TSB Bank as Agent. The facility involves eleven other selected relationship banks, eight of which are Co-Arrangers, each providing a commitment of £40 million, and three of which are participants, each providing a commitment of £25 million.

Chris Bowmer, Rexam's Treasurer, said: "The new facility materially reduces our borrowing margins and enhances the maturity profile of the Group's debt. In addition, the new arrangements reduce the bank group to a more manageable size. The deal was originally launched at £800 million. It proved so popular with the relationship banks that we increased the facility to take up part of the oversubscription."

5 April 2003

Enquiries

Graham Chipchase, Finance Director — 020 7227 4100
Chris Bowmer, Treasurer

Financial Dynamics

Richard Mountain — 020 72697291

REXAM PRESS RELEASE

Editors' notes:

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

(more...)

REXAM PRESS RELEASE

Appendix 1

Rexam PLC Syndicated Committed Bank Facility

Signed:	2 April, 2004
Maturity date:	2 April, 2009
Structure:	Revolving credit facility
Committed amount:	£875,000,000

<u>Interest Margin</u> :

Net Debt : EBITDA	Applicable Margin
> 3.0 x	0.60 %
2.5 – 3.0 x	0.50 %
2.0 – 2.5 x	**0.45 % ***
1.5 – 2.0 x	0.40 %
1.5 – 2.0 x	0.35 %

* Level set for initial quarter's borrowings

Commitment Fees : 40 % of the Margin on the unutilised and uncancelled Commitments.

Covenants : Rexam has given a negative pledge, and three financial covenants, which are appropriate to an Investment Grade Company but are less restrictive than those in the facility it replaces.

Bookrunners

BNP-Paribas
HSBC Bank plc

Facility agent

Lloyds TSB Bank

Mandated Lead Arrangers :

ABN AMRO Bank N.V.
Banc of America Securities Limited
BNP Paribas
Citigroup Global Markets Limited

Credit Suisse First Boston
HSBC Bank plc
Lloyds TSB Capital Markets
WestLB AG, London Branch

Co-Arrangers :

Bank One N.A.
Banco Bilbao Vizcaya Argentaria S.A.
The Bank of Tokyo-Mitsubishi, Ltd.
Barclays Bank PLC
Commerzbank Aktiengesellschaft, London Branch
Fortis Bank S.A./N.V.
Bayerische Hypo- und Vereinsbank AG
Wachovia Bank, National Association

<u>Participants</u> :

Crédit Industriel et Commercial
Nordea Bank Finland plc, London Branch
UniCredito Italiano SpA, London Branch

<u>Solicitors</u> :

Allen & Overy acted for Rexam PLC
Clifford Chance LLP acted for the Banks